Exhibit 99.4

Immutep LAG-3 IMMUNOTHERAPY The global leader in developing LAG-3 therapeutics Investor Presentation 2019 (ASX: IMM, NASDAQ: IMMP)

Notice: Forward Looking Statements Immutep LAG-3 IMMUNOTHERAPY The purpose of the presentation is to provide an update of the business of Immutep Limited ACN 009 237 889 (ASX:IMM; NASDAQ:IMMP). These slides have been prepared as a presentation aid only and the information they contain may require further explanation and/or clarification. Accordingly, these slides and the information they contain should be read in conjunction with past and future announcements made by Immutep and should not be relied upon as an independent source of information. Please refer to the Company’s website and/or the Company’s filings to the ASX and SEC for further information. The views expressed in this presentation contain information derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. Any forward looking statements in this presentation have been prepared on the basis of a number of assumptions which may prove incorrect and the current intentions, plans, expectations and beliefs about future events are subject to risks, uncertainties and other factors, many of which are outside Immutep’s control. Important factors that could cause actual results to differ materially from assumptions or expectations expressed or implied in this presentation include known and unknown risks. Because actual results could differ materially to assumptions made and Immutep’s current intentions, plans, expectations and beliefs about the future, you are urged to view all forward looking statements contained in this presentation with caution. Additionally, the INSIGHT investigator sponsored clinical trial described in this presentation is controlled by the lead investigator and therefore Immutep has no control over this clinical trial. This presentation should not be relied on as a recommendation or forecast by Immutep. Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell shares in any jurisdiction. 2

Investment Highlights Immutep LAG-3 IMMUNOTHERAPY Global Leader in Development of LAG-3 Therapeutics More clinical-stage LAG-3 programs than any other company DR. FRÉDÉRIC TRIEBEL, MD PH.D., CHIEF SCIENTIFIC OFFICER AND CHIEF MEDICAL OFFICER, DISCOVERED THE LAG-3 gene IN 1990 Best-and-First-in-Class/ Potential Pipelines in Product Candidates LAG-3 fusion protein that is a MHCII agonist and APC activator for oncology LAG-3 agonist mab for autoimmune diseasesnear-Term Phase II Clinical Data Expected for Eftilagimod Alpha Data updates from Phase II clinical study in combination with Keytruda(1) expected in Q4 2019 and in 2020 PFS data from Phase iib double blind placebo-controlled study of 227 patients with HER2-negative / HR positive MBC expected in Q1 2020 Leading Industry Partners Relationships with multiple industry partners including, Merck (MSD), Pfizer/ Merck kgaa, GSK and Novartis Notes: (1) In combination with KEYTRUDA® (pembrolizumab) in non-small cell lung carcinoma (“NSCLC”) or head and neck carcinoma (“HNSCC”) 3

Company Snapshot Immutep LAG-3 IMMUNOTHERAPY Globally active biotechnology company with operations in Australia, Europe and U.S. Four LAG-3 related candidates in immuno-oncology and autoimmune disease Two out-licensed: LAG525 (Novartis) & GSK’781 (GSK) Two controlled by Immutep: Eftilagimod Alpha (efti or IMP321)* & IMP761 Committed partnerships with five of the world’s largest pharmaceutical companies - Merck (MSD), Pfizer / Merck kgaa, Novartis and GSK Financial Snapshot Ticker symbols IMM (Australian Securities Exchange) IMMP (NASDAQ) Securities on issue(1) (as at 23 September 2019 3.87 billion ordinary shares 10.9 million American Depository Shares (adss) Cash & Term Deposits(2) (as at 30 June 2019) A$16.6 million (US$11.2 million) Market Cap(3) (as at 23 September 2019) A$97 million (US$66 million) Note: (1)Each ADS represents 100 ordinary shares (2) Balance as per latest Appendix 4C. Does not include net proceeds of A$9.3M from capital raise completed in August 2019 and GSK milestone payment of A$7.4M announced on 23 September 2019 which would increase total cash & term deposits to A$33M (US$22.32M) (3) Market capitalization based on ASX share price. For a detailed summary of all securities on issue refer to latest Appendix 3B released on ASX Shareholder Base 28% 72% Australian Securituies Exchange Nasdaq *EOC, an affiliate of Eddingpharm holds the Chinese rights for efti via a licensing agreement that is revenue bearing to Immutep 4

LAG-3 Overview & Product Candidates

LAG-3 as a Therapeutic Target Immutep LAG-3 IMMUNOTHERAPY LAG-3 is widely expressed on tumor infiltrating lymphocytes (tils) and cytotoxic T cells Prime target for an immune checkpoint blocker LAG-3/ MHC Class II Interaction MHCHI LAG-3 APC* T Cell Positive regulation of antigen presenting cells (APC) increase in antigen presentation to cytotoxic CD8+ T cells Negative regulation of LAG-3+ T Cells Notes: * APC: antigen presenting cell 6

Targeting LAG-3/MHC II May Lead to Multiple Therapeutics in Numerous Indications



IMMUNOSTIMULATION
IMMUNOSUPPRESSION
immutep
Efti
APC Activator
APC
MHCII
Antagonistic mAb
LAG-3
Partnered with NOVARTIS
LAG525
T Cell
Immuno-oncology Combination Therapies
Viral Infections
Agonistic mAb
IMP761
immutep
LAG-3
Depleting mAb
Partnered with gsk
GSK'781
T Cell
Rheumatoid Arthritis
IBD
Multiple Sclerosis

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Immutep Controlled Immunotherapy Pipeline* Immutep LAG-3 IMMUNOTHERAPY Program Preclinical Phase I Phase II Late Stage(5) Commercial Rights Oncology Eftilagimod Alpha (LAG-3lg or IMP321), APC activating Soluble LAG-3 Protein AIPAC (Chemo-IO Combo) Metastatic Breast Cancer TACTI-002 (1) (IO-IO Combo) NSCLC (1st/2nd L.) HNSCC (2nd) MERCK INVENTING FOR LIFE INSIGHT-004 (2), (3) (IO-IO Combo) Solid Tumors PHZER MERCK KGAA GARMSTADT, GERMANY TACTI-mel (IO-IO Combo) Melanoma INSIGHT (2) (In Situ Immunization) Solid Tumors EOC 202(4) (Chemo-IO Combo) Metastatic Breast Cancer EOC Global Rights Immutep LAG-3 IMMUNOTHERAPY Chinese Rights EOC EOC Global Rights Immutep LAG-3 IMMUNOTHERAPY notes Information in pipeline chart current as at 1 August 2019 (1) In combination with KEYTRUDA® (pembrolizumab) in nonsmall cell lung carcinoma (“NSCLC”) or head and neck carcinoma (“HNSCC”) (2) INSIGHT Investigator Initiated Trial (“IIT”) is controlled by lead investigator and therefore Immutep has no control over this clinical trial (3) In combination with BAVENCIO® (avelumab) (4) EOC Pharma is the sponsor of the EOC 202 clinical trial which is being conducted in the People’s Republic of China (5) Late stage refers to Phase iib clinical trials or more clinically advanced clinical trials 8

Out-Licensed Immunotherapy Pipeline* Immutep LAG-3 IMMUNOTHERAPY Program Preclinical Phase I Phase II Late Stage(5) Oncology LAG525 (Antagonist AB) IO-IO Combo: Solid Tumors + Blood Cancer Chemo-IO Combo: Triple Negative Breast Cancer IO-IO-Small Molecule Combo: Melanoma IO-IO Combo: Solid Tumors Chemo-IO-Small Molecule Combo: Triple Negative Breast Cancer Commercial Rights/Partners Global Rights NOVARTIS Autoimmune GSK’781 (Depleting AB) Ulcerative Colitis Healthy Japanese and Caucasian Subjects Psoriasis(2 Global Rights GSK Notes * Information in pipeline chart current as at 1 August 2019 (1) Late stage refers to Phase iib clinical trials or more clinically advanced clinical trials (2) Reflects completed Phase I study in healthy volunteers and psoriasis 9

Lead programeftilagimod Alpha (IMP321)

Efti Mechanism of Action (MOA) * Immutep LAG-3 IMMUNOTHERAPY Efti’s unique agonistic MOA leads to T cell expansion and proliferation => pushing the gas on the immune response IMP321 Efti binds to MHC class II on monocytes MHCHI DC/MONOCYTE ACTIVATION INDUCED T CELL LEADS TO T CELL EXPANSION AND PROLIFERATION INACTIVE DENDRITIC CELL ACTIVATED DENDRITIC CELL T CELL PROLIFERATION 11

Opportunity for Eftilagimod Alpha

Efti has multiple shots on goal in different indications and in different combinations

- **Best-and-First-In-Class** MHCII agonist
- Good safety profile and encouraging efficacy data thus far
- Estimated favorable (low) cost of goods, current flat dosing and manufacturing process
- Potential for use in various combination settings – **potential pipeline in a product**



Chemo-Immuno-Combo
IO-IO Combo
Vaccine Adjuvant

- *Late Stage European Phase IIb AIPAC (Immutep)*

- *Phase I TACTI-mel (Immutep)*
- *Phase II TACTI-002 (Immutep[(1)])*
- *Phase I INSIGHT – Stratum D (Immutep[(2)])*

- *Phase I Solid Tumors (Cytlimic)*
- *Phase I INSIGHT - Stratum A+B (IKF[(3)])*

Notes
(1) In collaboration with Merck & Co., Inc., Kenilworth, NJ, USA (known as MSD outside the United States and Canada) and in combination with KEYTRUDA® (pembrolizumab)
(2) In collaboration with Merck KGaA, Darmstadt, Germany and Pfizer Inc. and in combination with BAVENCIO® (avelumab). This extension of INSIGHT is also referred to as INSIGHT-004
(3) INSIGHT Investigator Initiated Trial ("IIT") is controlled by lead investigator and therefore Immutep has no control over this clinical trial

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Efti - Clinical Development AIPAC Immutep LAG-3 IMMUNOTHERAPY AIPAC: Active Immunotherapy paclitaxel in HER2-/ HR+ MBC Safety-run in, 15 (6+9) patients, 2 cohorts Stage 2 Arm 1, 113 patients: paclitaxel + IMP321 Arm 2, 113 patients: paclitaxel + placebo Phase iib, multinational, randomized, double-blind Run-in: RP2D Stage 2: Efficacy (PFS) Other Objectives Anti-tumor activity, safety and tolerability, PK, immunogenicity, quality of life Patient Population Advanced MBC indicated to receive 1st line weekly paclitaxel Treatment Run-in: Paclitaxel + IMP321 (6 or 30 mg) Arm 1: Paclitaxel + IMP321 (30 mg) Arm 2: Paclitaxel + Placebo Location >30 sites in 7 (GB, DE, PL, HU, FR, BE, NL) EU countries Status Report (Sep 2019) To-date, efficacy and safety data (ASCO 2018) in-line with historical control group / prior clinical trials (Brignone et al J Trans Med 2010, 8:71) Regulatory approval in 7 EU countries 227 patients recruited in Stage 2 LPI Jun 2019 PFS data expected calendar Q1 2020 Key features: double blinded, potentially pivotal trial in metastatic breast cancer patients R2PD – recommended phase 2 dose, ORR – overall response rate, PFS – progression free survival, OS – overall survival, PK –pharmacokinetics 13

Eftilagimod Alpha Preliminary Efficacy Metastatic Breast Cancer

immutep
LAG-3 IMMUNOTHERAPY

Observed response rates are substantially better than the 22-33% response rates seen in historical control groups with paclitaxel monotherapy

Phase I (n=30)


Patient number

- **ORR* of 47% and DCR** of 83%**
- Responders had further tumor shrinkage between months 3 and 6

AIPAC – Safety Run Phase (n=15)

Response Parameter	Paclitaxel + IMP321 (n = 15)
Complete Response (CR)	0/15 (0%)
Partial Response (PR)	7/15 (47%)
Stable Disease (SD)	6/15 (40%)
Progressive Disease (PD)	2/15 (13%)
Overall Response Rate (ORR)	7/15 (47%)
Disease Control Rate (DCR)	13/15 (87%)

- **ORR of 47% and DCR of 87%**
- Two of the responses occurred relatively late (after ~6 months)

**Overall Response Rate **Disease Control Rate*

Preliminary data, status Interim CSR April 2018, best response acc. To RECIST 1.1

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Efti Pharmacodynamic Effect AIPAC Immunomonitoring: Primary Target Cells Immutep LAG-3 IMMUNOTHERAPY Primary target cells: Sustained increase of circulating Antigen-Presenting Cells (apcs) like monocytes (A) and dendritic cells (B). Rapid activation of monocytes (CD16 (C) and CD40 (D)). 15

Efti Pharmacodynamic Effect AIPAC Immunomonitoring: Secondary Target Cells Immutep LAG-3 IMMUNOTHERAPY Secondary target cells: Sustainable increase in absolute numbers of effector cells like i.e. CD8 T cells (A) and Natural Killer cells (B). IMP321 induces early and sustainable increase of Th1 biomarkers like IFN-g (C) and IP-10 (CXCL10, D). 16

Efti in Melanoma
TACTI-mel – Trial Design

immutep
LAG-3 IMMUNOTHERAPY

TACTI-mel: Two ACTive Immunotherapeutics in Melanoma

24 patients, 4 cohorts of 6 patients → Efti (IMP321) + anti-PD-1 (Keytruda®) → Phase I, multicenter, open label, dose escalation → Recommended Phase II dose, safety and tolerability

Other objectives	PK and PD of efti, response rate, PFS
Patient Population	Metastatic melanoma


Australia

7 sites in Australia

Status Report (Sep 2019)

- Part A: 1, 6 and 30 mg efti s.c. every 2 weeks starting with cycle 5 of pembrolizumab
- Part B: efti at 30 mg s.c. every 2 weeks starting with cycle 1 of pembrolizumab

→ Status: recruitment + treatment completed; interim results on following slides

- Pembrolizumab (Keytruda®) 2 mg/kg every 3 weeks i.v. part A and B
- Final data expected in Q4 2019

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Efti in Melanoma TACTI-mel – Results Part A Majority not responding to pembrolizumab monotherapy Tumor shrinkage in 56 % incl. 2 pts with disappearance of all target lesions # - incl. 1 pt with complete disappearance of all target lesions; CR acc. to RECIST 1.1 Spider plot* (part A) (starting with cycle 5 of pembrolizumab) Waterfall plot* (part A) (starting with cycle 5 of pembrolizumab)Exploratory analysis (C1D1 pembrolizumab): ORR of 61 % Preliminary data, cut-off February 2019 Preliminary data, c

Efti in Melanoma TACTI-mel – Results Part A – Single Case Immutep LAG-3 IMMUNOTHERAPY Efficacy: Metastatic Melanoma Tumor progression Patient progressing on pembrolizumab monotherapy At 1 yr all lesions disappeared CR (confirmed) Patient without treatment and disease free now lost to FU Preliminary data, cut-off August 2019 19

Efti in Melanoma TACTI-mel – Results Part B Confirmed deep partial responses in 3 (50%) of the pts Treatment of 4 pts ongoing, all over 9 months Spider plot* (part B) Waterfall plot* (part B) - incl. 1 pt with complete disappearance of all target lesions All patients with very late stage of disease (M1c, elevated LDH) No DLTs or new safety signals Confirmed deep partial responses in 3 (50%) of the pts Treatment of 4 pts ongoing (currently 9+ months all)

Efti - Clinical Development TACTI-002 (Phase II)

immutep
LAG-3 IMMUNOTHERAPY

TACTI-002: Two ACTive Immunotherapeutics in different indications

Simon's 2 stage design; 3 indications; 109 pts → Efti (IMP321) + Pembrolizumab (Keytruda®) for 12 months + 12 months pembrolizumab mono → Phase II, multi-national (EU + US + AU), open label → **ORR,** PFS, OS, PK, Biomarker; Safety and tolerability

Patient Population	A: 1st line NSCLC PD-X naive B: 2nd line NSCLC, PD-X refractory C: 2nd line HNSCC, PD-X naïve
Treatment	30 mg Efti (IMP321) s.c. 200 mg Pembrolizumab i.v.

Status Report (Sep 2019)

- ✓ Fully approved in all countries (ES, GB, US, AU)
- ✓ Part A (PD-L1 all comers, 1st line NSCLC): 41 % ORR in stage 1 → 2nd cohort opened (Oct 19)
- ✓ 32 pts recruited in total



13 sites in Europe / US / Australia

In collaboration with

MERCK
INVENTING FOR LIFE

Key features: PD-X refractory patients (part B), chemo-free option for NSCLC, first FDA IND

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NSCLC – non-small-cell lung cancer, HNSCC – head and neck squamous cell cancer, ORR – overall response rate, PFS – progression free survival, OS – overall survival, PK – pharmacokinetics, PD-X – any PD-1 or PD-L1 treatment

Preliminary data, cut-off September 2019

Efti - Clinical Development INSIGHT-004 (Phase I)

immutep
LAG-3 IMMUNOTHERAPY

INSIGHT-004 – Dose escalation of efti in combination with avelumab

Dose escalation, solid tumors, 2 cohorts of 6 pts each → Efti (IMP321) + Avelumab (Bavenico®) for 6 months + 6 months avelumab monotherapy → Phase I, monocenter DE, open label, IIT → **RP2D, Safety,** ORR, PFS, PK, PD

Patient Population	Solid tumors after failure of standard therapy
Treatment	6/30 mg Efti (IMP321) s.c. 800 mg avelumab i.v.; Both every 2 weeks

Status Report (Sep 2019)

- ✓ 1 site in Germany
- ✓ Protocol approved by CA/ ED
- ✓ Five patients dosed thus far
- First data expected in 2019

In collaboration with

Pfizer

Merck KGaA, Darmstadt, Germany

I.K.F.

Key features: safety with a PD-L1 antagonist avelumab

R2PD – recommended phase 2 dose, ORR – overall response rate, PFS – progression free survival, OS – overall survival, PK –pharmacokinetics

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Eftilagimod Alpha Partnerships Immutep LAG-3 IMMUNOTHERAPY Eddingpharm holds Chinese rights EOC, an Eddingpharm spin-off holding the Chinese rights for efti, Phase I study in MBC ongoing Milestone and royalty bearing partnership for Immutep where EOC bears all the costs of funding the trials -> Immutep received US$1M milestone payment when Chinese IND was granted for efti in Dec 2017 Spin off from NEC, Japan. Est. Dec 2016; aims to develop cancer drugs discovered by artificial intelligence Multiple Material Transfer Agreements; Clinical Trial Collaboration (up to USD 5M) Preclinical and clinical research ongoing Milestone bearing partnership for Immutep where CYTLIMIC bears all the costs of funding the trials -> USD 0.5M upfront payment paid to Immutep Strategic supply partnership for the manufacture of efti Through wuxi, Immutep was first company ever to import and use a Chinese manufactured biologic in a European clinical trial 23

IMP761 (Autoimmune Diseases)

Broad Potential in Targeting Auto-reactive Memory T cells with IMP61 Immutep LAG-3 IMMUNOTHERAPY THE PRESENT: FIGHTING SYMPTOMS Treating general inflammation: corticoids, methotrexate, anti-TNF-á, -IL-6, -IL-17, -IL-23 mabs THE FUTURE: FIGHTING THE CAUSE OF AID Treating the disease process: silencing the few autoimmune memory T cells accumulating at the disease site with IMP761 25

IMP761 – Agonist mab Immutep LAG-3 IMMUNOTHERAPY Key Characteristics Humanized igg4 monoclonal antibody LAG-3 agonist mab Mechanism of action: temporarily switches off LAG-3 positive chronically activated T-Cells Development Activities In vitro/ in vivo studies completed (cynomolgus monkey) Cross-reactivity studies completed CHO cell line development for GMP production started IMP761 LAG-3 T CELL 26

IMP761 Intervenes Upstream from Current Therapeutics

immutep
LAG-3 IMMUNOTHERAPY

Auto-immune memory T cells are chronically stimulated by the same self-peptide, acquiring an 'exhausted' phenotype and expressing LAG-3 which down-modulates specifically TCR signaling. IMP761 increases this physiological down-regulation.


T cell receptor
LAG-3
TCR
APC
T cell
Self-peptide
LAG-3
Effector T cell

IMP761: blocking the activation of self-reactive memory T cells


IMP761

Epigenetic reprogramming
(DNA methylation, histone modifications, miRNAs)

Th1 (e.g. RA, T1D) | Th2 (e.g. allergic asthma) | Th17 (e.g. IBD) | IL-23 (e.g. psoriasis)

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Delayed-Type Hypersensitivity Model in Cynomolgus Monke Immutep LAG-3 IMMUNOTHERAPY Immunofluorescence staining: inflammatory T cell infiltration at tuberculin test site before and after IMP761/PBS injection 28

IMP761 Inhibits Inflammatory T Cell Infiltration in vivo Immutep LAG-3 IMMUNOTHERAPY IMP761 is able to inhibit significantly T cell infiltration of an antigen-specific intradermal reaction 29

Conclusion Immutep LAG-3 IMMUNOTHERAPY The Concept: treating the cause of autoimmune diseases, not just the symptoms The Target: the self-peptide specific memory T cells harboring LAG-3 The Tool: an agonistic LAG-3-specific mab down-modulating self-peptide-induced TCR signaling The Evidence (1): in vitro down-modulation of peptide-induced human T cell proliferation and activation The Evidence (2): in vivo down-modulation of peptide-induced T cell infiltration/inflammation at the tissue site in a NHP model Intellectual Property: 1 family – composition of matter methods of treatment, expiry 2036 The Status: cell line development ongoing and GMP manufacturing preparations underway in order to progress to clinical development 30

Partnered Programs

GSK’781 (IMP731) for Autoimmune Diseases Immutep LAG-3 IMMUNOTHERAPY GSK holds exclusive WW rights Up to 64m in total upfront payments and milestones, plus royalties Sept 2019: 1st patient dosed in phase 2 trial triggered a £4m (~A$7.4 million or ~US$ 5.0 million) milestone payment to Immutep Portfolio review at GSK in 2017 -> GSK’781 continued despite cancellation of 13 clinical and 20 preclinical programs Study completion date of Phase 1 trial in psoriasis: March 2018 with 67 patients(1) Phase II clinical study evaluating GSK’781 in ulcerative colitis in 280 patients initiated in May 2019 with estimated study completion date of August 2022(2) Phase I clinical study evaluating GSK’781 in 36 healthy Japanese and Caucasian subjects, PK/PD study GSK’s investigational product, GSK2831781, which is derived from IMP731 antibody, aims to kill the few activated LAG-3+ T cells that are auto-reactive in autoimmune disease leading to long term disease control without generalized immune suppression Notes For additional information on this clinical trial: http://www.gsk-clinicalstudyregister.com/study/200630#ps For additional information on this clinical trial: https://www.clinicaltrials.gov/ct2/show/NCT03893565?Term=NCT03893565&rank=1)

LAG525 (IMP701) for Cancer(1) Immutep LAG-3 IMMUNOTHERAPY Novartis holds exclusive WW rights In 2015: Started Phase I study of LAG525 (derived from IMP701) in combination with PDR001 (anti-PD-1 mab) in different cancer indications in 490 patients 1st and 2nd Milestone payments received in Aug 2015 (undisclosed) and August 2017 (of USD1M), respectively In 2018: started new Phase II study of LAG525 in combination with PDR001 in advanced solid and hematologic malignancies in 76 patients In 2018: started new Phase II combination studies in metastatic melanoma (230 pts) & new Phase II combination studies in Triple-negative Breast Cancer (96 pts) In 2019: started Phase Ib in Triple-negative Breast Cancer (220 pts) Novartis imp701 is an anit-lag-3 mab that blocks lag-3-mediated immune down-regulation lag-3 is a prome target for immune checkpoint blockade as it is readily expressed at a high level in many human tumors Notes Details on all ongoing trials of LAG525 being conducted by Novartis can be found: https://www.clinicaltrials.gov/ct2/results?Cond=&term=novartis+lag525&cntry=&state=&city=&dist= 33

LAG-3 Landscape

LAG-3 Therapeutic Landscape Overview Immutep LAG-3 IMMUNOTHERAPY Company Program Preclinical Phase I phaseii Phase III Total Trials Patients on Trials Agonist Eftilagimod Alpha 2 2 4 424 BMS Relatlimab 6 19 2 27 9,422 Novartis LAG525 (IMP701) 1,122 LAG525 (IMP701) 1 4 5 1,100 . BI754111 699 B.I. BI754111 4 1 5 849 04:57 Merck Merck & Co. Inc, & Co. Inc. MK4280MK4280 2 1 9103 910 Macrogenics MGD013 1 1 2 1,105 Oncology Regeneron(1) REGN3767 546 Tesaro(2) TSR-033 1 1 260 Antagonist aro(2) (1) TSR-033 1 260 Regeneron REGN3767 1 1 589 Xencor xmab-22841 1 2551 242 Macrogenics MGD013 Symphogen A/S SYM022 2 2 132 Xencor xmab-22841 1 230 Incyte INCAGN02385 1 1 40 F-Star FS-118 1 1 51 Agonist IMP761 -- --Autoimmune (3) GSK2831781 AB 2 1 3 383Depleting (IMP731) Notes: Sources: Company websites, clinical trials.gov, and sec.gov, as of September 27, 2019 * Reference to Eftilagimod Alpha, IMP731 and IMP761 (1) As of January 7, 2019 Regeneron is in full control of program and continuing development (Sanofi discontinued) (2) Tesaro was acquired by and is now part of GSK (3) Includes the Phase I study in psoriasis (completed March 2018) 35

IP & Outlook

Intellectual Property Immutep LAG-3 IMMUNOTHERAPY Immutep has a strong and continually expanding patent portfolio across major geographic markets and unrivalled expertise and understanding of the LAG-3 immune control mechanism #Plus up to a 5 year extension of term available in some circumstances to compensate for delay associated with obtaining regulatory approval. 37

2019/ 2020 Clinical Guidance* Immutep LAG-3 IMMUNOTHERAPY TACTI-002 to commence, Phase II trial in collaboration with MSD: H1 2019 TACTI-mel data from fourth patient cohort (30 mg dose at cycle 1) in 2019 IMP761 program update: 2019 INSIGHT-004 to commence, IIT Phase I trial in collaboration with Pfizer and Merck kgaa: Q2 2019 AIPAC fully recruited: Q2 2019 TACTI-002 first data in September 2019 TACTI-002 data update: Q4 2019 INSIGHT-004 update: Q4 2019 TACTI-mel final assessment: Q4 2019 AIPAC PFS data (metastatic breast cancer trial): Q1 2020 TACTI-002 data update: H1 2020 INSIGHT-004 data update: H1 2020 *The actual timing of future data readouts may differ from expected timing shown above. These dates are provided on a calendar year basis. 38

Investment Highlights LAG-3 IMMUNOTHERAPY Global Leader in Development of LAG-3 Therapeutics More clinical-stage LAG-3 programs than any other company Dr. Frédéric Triebel, MD Ph.D., Chief Scientific Officer and Chief Medical Officer, discovered the LAG-3 gene in 1990 Best-and-First-in-Class/ Potential Pipelines in Product Candidates LAG-3 fusion protein that is a MHCII agonist and APC activator for oncology LAG-3 agonist mab for autoimmune diseases Near-Term Phase II Clinical Data Expected for Eftilagimod Alpha Data updates from Phase II clinical study in combination with Keytruda(1) expected in Q4 2019 and in 2020 PFS data from Phase iib double blind placebo-controlled study of 227 patients with HER2-negative / HR positive MBC expected in Q1 2020 Leading Industry Partners Relationships with multiple industry partners including, Merck (MSD), Pfizer/ Merck kgaa, GSK and Novartis Notes: (1) In combination with KEYTRUDA® (pembrolizumab) in non-small cell lung carcinoma (“NSCLC”) or head and neck carcinoma (“HNSCC”) 39